Decoma announces financial results for first quarter of fiscal 2004

    Acquisitions and new facility start-ups contribute to strong sales and content growth

May 3, 2004 - Decoma International Inc. (TSX:DEC.A; NASDAQ:DECA) today announced its financial results for the first quarter ended March 31, 2004.

    <<

    Financial Highlights
    --------------------

                                                        Three Months
                                                        Ended March 31,

    (US$, in millions, except per share figures)      2004       2003

    Sales                                          $702.4        $561.1

    Operating income                               $ 46.6        $ 46.6

    Net income                                     $ 27.2        $ 27.1

    Diluted earnings per share                     $ 0.27        $ 0.30

    Weighted average diluted shares outstanding     106.3          98.4

    Commenting on the above results, Al Power, Decoma's President and Chief
Executive Officer, noted: "We are very pleased with our growth in both sales and content per vehicle during a period in which vehicle production volumes in both North America and Europe remained relatively flat. While costs associated with new facility start ups and program launches have in part reduced the impact of our sales increase on our bottom line in the short term, we believe these costs represent important investments in Decoma's long term growth and profitability".

    Results of Operations
    ---------------------

    Total sales for the first quarter of fiscal 2004 increased 25% to
$702.4 million from $561.1 million in the same period last year. Sales benefited $63.9 million from currency translation. Excluding the impact of currency translation, sales grew $77.4 million or 14% over Q1 2003. The acquisition of the Federal Mogul lighting operations in the second quarter of
2003 and higher sales at recent new European facility start-ups accounted for most of the sales increase.
    For the three months ended March 31, 2004, vehicle production volumes declined 1% in North America and increased 1% in Europe. Despite only a slight increase in overall volumes, Decoma's production sales increased 17% to $420.7 million in North America and 54% to $225.4 million in Europe. Average content per vehicle increased $15 or 17% to $102 in North America and grew $18 or 53% to $52 in Europe.
    Operating income in the first quarter of 2004 was $46.6 million, essentially unchanged from the first quarter of 2003. These results reflect income on higher North American sales offset by higher operating losses in
Europe including costs incurred to support European sales growth and new product launches, investments in new facilities and global pricing pressures.
    Net income for the first quarter of 2004 was substantially unchanged at
$27.2 million compared with $27.1 million for the same period last year.
Diluted earnings per share declined to $0.27 from $0.30 in the first quarter of 2003. Diluted earnings per share in the first quarter of 2003 benefited
$0.02 from other income. The remaining decline in diluted earnings per share is primarily the result of an increase in the average number of diluted Class
A Subordinate Voting and Class B shares outstanding as compared with the same period in 2003 as a result of the March 2003 Convertible Debenture issue.

    Quarterly Dividend
    ------------------

    Decoma's Board of Directors has declared a first quarter 2004 dividend of
US$0.07 per share on Class A Subordinate Voting and Class B shares payable on
June 15, 2004 to shareholders of record on May 28, 2004.

    Outlook
    -------

    Commenting on the Company's outlook, Randy Smallbone, Decoma's Executive
Vice President, Finance and Chief Financial Officer, said: "As the year progresses, we expect to gradually see the benefits of the investments and strategic initiatives made in 2003, including the consolidation of our
European paint facilities outlined last quarter. We continue to introduce innovative new products, secure new contracts in strategic areas, and are on track to achieve our financial targets for 2004."
    As previously announced, Decoma's North American content per vehicle for fiscal 2004 is expected to be between $97 and $100, while European content per vehicle is expected to be between $52 and $56. Total sales are expected to range between $2.6 billion and $2.8 billion. These figures are based on estimated 2004 light vehicle production of 16.0 million vehicles in North
America and 16.4 million vehicles in Western Europe. The Company's outlook also assumes that average exchange rates for the Canadian dollar, Euro and
British Pound relative to the U.S. dollar will approximate the average exchange rates experienced in the first quarter of 2004.

    Annual General Meeting
    ----------------------

    Decoma's Annual Meeting of Shareholders is being held today at 3:00 p.m.
at The Design Exchange, 234 Bay Street, Toronto. Shareholders and interested parties are invited to listen to the audio webcast via the link on our home page at www.decoma.com

    Forward Looking Information
    ---------------------------

    This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2002, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the MD&A for the three month period ended March 31, 2004, which is attached to this press release. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

    About the Company
    -----------------

    Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
(including sport utility vehicles and mini-vans). Decoma has approximately
15,000 employees in 49 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England,
France, Austria, Poland, the Czech Republic and Japan.

    Conference Call
    ---------------

    -------------------------------------------------------------------------
    Decoma management will hold a conference call to discuss its first quarter results for 2004 on Tuesday, May 4, 2004 at 9:30 a.m. EST.
    The dial-in numbers for the conference call are (416) 640-4127 (local) or
    1 (800) 814-4853 for out of town callers, with call-in required
    10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at
    www.newswire.ca/webcast and will be available for a period of 90 days.
    -------------------------------------------------------------------------

    Contact Information:
    --------------------

    For further information please contact S. Randall Smallbone, Executive
Vice President, Finance and Chief Financial Officer of Decoma at
(905) 669-2888.

    For further information about Decoma, please visit the Company's website at www.decoma.com

    Readers are asked to refer to the MD&A attached to this release for a more detailed discussion of the first quarter results for fiscal 2004.

    <<

    DECOMA INTERNATIONAL INC.
    Consolidated Balance Sheets

    (Unaudited)

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                          As at        As at
                                                       March 31, December 31,
                                                           2004         2003
                                                                 (restated -
    (U.S. dollars in thousands)                                   see note 5)
    -------------------------------------------------------------------------
                                            ASSETS
    -------------------------------------------------------------------------
    Current assets:
      Cash and cash equivalents                     $    75,171  $    93,545
      Accounts receivable                               437,610      395,040
      Inventories                                       225,386      216,502
      Income taxes receivable                             9,581        4,015
      Prepaid expenses and other                         21,082       18,267
    -------------------------------------------------------------------------
                                                        768,830      727,369
    -------------------------------------------------------------------------
    Investments (note 5)                                 21,172       20,773
    -------------------------------------------------------------------------
    Fixed assets, net (note 5)                          679,181      682,294
    -------------------------------------------------------------------------
    Goodwill, net                                        69,829       71,106
    -------------------------------------------------------------------------
    Future tax assets                                     6,797       10,556
    -------------------------------------------------------------------------
    Other assets                                         16,448       18,390
    -------------------------------------------------------------------------
                                                    $ 1,562,257  $ 1,530,488
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                    LIABILITIES AND SHAREHOLDERS' EQUITY
    -------------------------------------------------------------------------
    Current liabilities:
      Bank indebtedness (note 6(b))                 $   135,430  $   177,288
      Accounts payable                                  284,182      226,114
      Accrued salaries and wages                         73,913       68,298
      Other accrued liabilities                          87,296       77,260
      Long-term debt due within one year                  4,274        4,856
      Debt due to Magna and its affiliates
       within one year (note 6(c))                      133,834      141,804
      Convertible Series Preferred Shares,
       held by Magna (note 6(a))                        148,858      150,572
    -------------------------------------------------------------------------
                                                        867,787      846,192
    -------------------------------------------------------------------------
    Long-term debt                                       10,532       11,194
    -------------------------------------------------------------------------
    Other long-term liabilities (note 5)                 11,015       10,784
    -------------------------------------------------------------------------
    Future tax liabilities  (note 5)                     46,568       49,879
    -------------------------------------------------------------------------
    Shareholders' equity:
      Convertible Debentures (note 12)                   67,652       66,127
      Convertible Series Preferred Shares (note 7)        7,309        8,826
      Class A Subordinate Voting Shares (note 7)        287,139      287,137
      Class B Shares (note 7)                            30,594       30,594
      Contributed surplus (note 5)                          341          267
      Retained earnings                                 175,782      155,975
      Currency translation adjustment (note 5)           57,538       63,513
    -------------------------------------------------------------------------
                                                        626,355      612,439
    -------------------------------------------------------------------------
                                                    $ 1,562,257  $ 1,530,488
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Income and Retained Earnings

    (Unaudited)

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                         Three Month Periods
                                                            Ended March 31,
    -------------------------------------------------------------------------

                                                           2004         2003
    (U.S. dollars, in thousands                                  (restated -
     except share and per share figures)                          see note 5)
    -------------------------------------------------------------------------
    Sales                                           $   702,409  $   561,143
    -------------------------------------------------------------------------
    Cost of goods sold                                  578,148      447,675
    Depreciation and amortization                        24,098       20,320
    Selling, general and administrative (notes 5 & 9)    46,266       40,367
    Affiliation and social fees                           7,297        6,180
    -------------------------------------------------------------------------
    Operating income                                     46,600       46,601
    Equity income                                          (603)        (429)
    Interest expense, net                                 2,690        2,749
    Amortization of discount on Convertible Series
     Preferred Shares, held by Magna                      1,212        2,046
    Other income (note 13)                                    -       (1,387)
    -------------------------------------------------------------------------
    Income before income taxes                           43,301       43,622
    Income taxes                                         16,091       16,560
    -------------------------------------------------------------------------
    Net income                                      $    27,210  $    27,062
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on Convertible Series
     Preferred Shares held by Magna and Convertible
     Debentures, net of taxes (note 12)             $    (1,557) $    (1,464)
    -------------------------------------------------------------------------
    Net income attributable to Class A Subordinate
     Voting and Class B Shares                           25,653       25,598
    Retained earnings, beginning of period              156,984      111,450
    Dividends on Class A Subordinate Voting and
     Class B Shares                                      (5,846)      (4,084)
    Adjustment for change in accounting policy for
     asset retirement obligations (note 5)               (1,009)        (735)
    -------------------------------------------------------------------------
    Retained earnings, end of period                $   175,782  $   132,229
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                         $      0.31  $      0.38
      Diluted                                       $      0.27  $      0.30
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate Voting
     and Class B Shares outstanding (in thousands)
      Basic                                              83,508       68,063
      Diluted                                           106,331       98,449
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Cash Flows

    (Unaudited)

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                         Three Month Periods
                                                            Ended March 31,
    -------------------------------------------------------------------------

                                                           2004         2003
                                                                 (restated -
    (U.S. dollars, in thousands)                                  see note 5)
    -------------------------------------------------------------------------
    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                                      $    27,210  $    27,062
    Items not involving current cash flows               28,603       20,084
    -------------------------------------------------------------------------
                                                         55,813       47,146
    Changes in non-cash working capital                   9,468       (3,493)
    -------------------------------------------------------------------------
                                                         65,281       43,653
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Fixed asset additions                               (32,208)     (27,564)
    Increase in investments and other assets               (633)        (702)
    Proceeds from disposition of fixed and other assets      72          250
    -------------------------------------------------------------------------
                                                        (32,769)     (28,016)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Decrease in bank indebtedness                       (38,239)     (19,667)
    Repayments of debt due to Magna and its affiliates   (3,569)         (25)
    Decrease in long term debt                             (613)        (411)
    Issuance of Convertible Debentures (note 12)              -       66,128
    Dividends on Convertible Series Preferred Shares     (2,162)      (3,141)
    Dividends on Class A Subordinate Voting and
     Class B Shares                                      (5,846)      (4,084)
    -------------------------------------------------------------------------
                                                        (50,429)      38,800
    -------------------------------------------------------------------------
    Effect of exchange rate changes on cash and
     cash equivalents                                      (457)       2,321
    -------------------------------------------------------------------------
    Net (decrease) increase in cash and
     cash equivalents during the period                 (18,374)      56,758
    Cash and cash equivalents, beginning of period       93,545       82,059
    -------------------------------------------------------------------------

    Cash and cash equivalents, end of period        $    75,171  $   138,817
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Notes to Consolidated Financial Statements
    (Unaudited)

    Three month periods ended March 31, 2004 and 2003
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    1.  The Company
    Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias
    (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

    2.  Basis of Presentation
    The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included.
    Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 (the Company's
    "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

    The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at March 31, 2004 and the results of its operations and cash flows for the three month periods ended March 31,
    2004 and 2003.

    3.  Cyclicality of Operations
    Substantially all revenue is derived from sales to the North American and
    European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued
    relationships with the major automobile manufacturers.

    4.  Use of Estimates
    The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements; and the reported amounts of revenue and expenses during the period. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    5.  Accounting Policy Changes
    Stock-based Compensation
    As provided for by new accounting recommendations of The Canadian
    Institute of Chartered Accountants (the "CICA"), the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. For stock options granted prior to January 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 8. The impact of this accounting policy change on reported net income and earnings per share is as follows:

                                                         Three Month Periods
                                                            Ended March 31,
                                                    -------------------------

    (U.S. dollars except per share figures)                2004         2003
    -------------------------------------------------------------------------
    Increase in selling, general and
     administrative expenses                        $        74  $        67
    -------------------------------------------------------------------------
    Reduction of net income                         $        74  $        67
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Reduction of earnings per Class A Subordinate
     Voting or Class B Share
      Basic                                         $         -  $         -
      Diluted                                       $         -  $         -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Asset Retirement Obligations
    As provided for by new accounting recommendations of the CICA, the
    Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

    These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the three month period ended
    March 31, 2003 opening retained earnings was reduced by $735,000 and net income was reduced by $61,000. Basic and diluted earnings per share were unchanged.

    At December 31, 2003 investments were reduced by $8,000, fixed assets were increased by $1,797,000, other long term liabilities were increased by $3,322,000, future tax liabilities were reduced by $335,000, retained earnings was reduced by $1,009,000 and the currency translation adjustment account decreased by $189,000.

    Net income for the three month period ended March 31, 2004 was reduced by
    $83,000.

    Separately Priced Tooling Contracts
    The Company adopted CICA Emerging Issues Committee Abstract No. 142,
    "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the
    Company's revenue or earnings for the three month period ended March 31,
    2004.

    6.  Debt
    (a) Convertible Series Preferred Shares
    The liability amounts for the Series 4 and 5 Convertible Series Preferred
    Shares are presented as current liabilities. The Series 4 Convertible
    Series Preferred Shares are retractable at any time by Magna
    International Inc. ("Magna") at their aggregate face value of
    Cdn$100 million and the Series 5 Convertible Series Preferred are retractable by Magna at their aggregate face value of Cdn$100 million commencing December  31, 2004.

    These shares are also convertible by Magna into the Company's Class A
    Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share and are redeemable by the Company commencing December 31, 2005.

    (b) Credit Facility
    At March 31, 2004 the Company had lines of credit totaling
    $314.8 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 27, 2004, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at
    March 31, 2004 were approximately $164.6 million.

    (c) Debt Due to Magna and its Affiliates
    The Company's debt due to Magna and its affiliates consists of the following:

    -------------------------------------------------------------------------
                                                       March 31, December 31,
    (U.S. dollars in thousands)                            2004         2003
    -------------------------------------------------------------------------

    Debt denominated in Canadian dollars (i)        $    45,606  $    46,512
    Debt denominated in Euros (ii)                       87,145       94,128
    Capital lease obligation denominated in Euros         1,083        1,164
    -------------------------------------------------------------------------
                                                        133,834      141,804
    Less due within one year                            133,834      141,804
    -------------------------------------------------------------------------
                                                    $         -  $         -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        Notes:
        (i)   This debt initially bore interest at 7.5% and was repayable in
              2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective
              September 2001, 3.10% effective January 1, 2002, 3.60%
              effective April 1, 2002, 3.83% effective July 1, 2002, 3.90%
              effective October 1, 2002, 3.85% effective January 1, 2003,
              4.25% effective April 1, 2003, 4.19% effective July 1, 2003,
              3.86% effective October 1, 2003, 3.65% effective January 1,
              2004 and 3.07% effective April 1, 2004. The maturity date of the Cdn$60 million debt has been extended to June 30, 2004.

        (ii)  This debt, comprised of three tranches, initially bore interest at 7.0%, 7.0% and 7.5%, respectively, and was
              repayable October 1, 2002, October 1, 2003 and December 31,
              2004, respectively. The maturity date and the interest rate on the first tranche was renegotiated to 4.29% effective
              October 2, 2002, 3.86% effective January 2, 2003, 3.51%
              effective April 2, 2003, 3.14% effective July 2, 2003 and
              3.32% effective October 2, 2003. The maturity date and the interest rate on the second tranche was renegotiated to 3.32%
              effective October 2, 2003. Substantially all of the first and second tranches were repaid in December 2003. The remaining portions of the first and second tranches outstanding at
              December 31, 2003 were repaid in January 2004. The third and final tranche of this debt, totaling Euro 72.0 million,
              continues to be due December 31, 2004 and bears interest at its original rate of 7.5%.

    7.  Capital Stock
    Class and Series of Outstanding Securities
    For details concerning the nature of the Company's securities, refer to note 11, "Convertible Series Preferred Shares Held by Magna", and
    note 14, "Capital Stock", of the Company's annual financial statements.

    The following table summarizes the outstanding share capital of the
    Company:

    -------------------------------------------------------------------------
                                                     Authorized       Issued
    -------------------------------------------------------------------------

    Convertible Series Preferred Shares
     (Convertible into Class A Subordinate
     Voting Shares)                                   3,500,000    2,000,000
    Preferred Shares, issuable in series              Unlimited            -
    Class A Subordinate Voting Shares                 Unlimited   51,598,778
    Class B Shares
    (Convertible into Class A Subordinate
     Voting Shares)                                   Unlimited   31,909,091
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Maximum Shares
    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series
    Preferred Shares and Convertible Debentures issued and outstanding as at
    March 31, 2004 were exercised or converted:

    -------------------------------------------------------------------------
                                                            Number of Shares
    -------------------------------------------------------------------------

    Class A Subordinate Voting Shares outstanding
     at March 31, 2004                                            51,598,778
    Class B Shares outstanding at March 31, 2004                  31,909,091
    Options to purchase Class A Subordinate Voting Shares          2,855,000
    Convertible Debentures, convertible by the holders
     at Cdn$13.25 per share                                        7,547,019
    Convertible Series Preferred Shares, convertible
     at Cdn$13.20 per share                                       15,151,516
    -------------------------------------------------------------------------
                                                                 109,061,404
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The above amounts include shares issuable if the holders of the
    Convertible Debentures exercise their conversion option but exclude
    Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Convertible Debentures.
    The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting
    Shares at the time the Company elects to settle Convertible Debenture interest and principal with shares.

    8.  Incentive Stock Options
    Information concerning the Company's Incentive Stock Option Plan is included in note 15, "Incentive Stock Options", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

    -------------------------------------------------------------------------
                                                       Weighted
                                                        Average    Number of
                                                       Exercise      Options
                                            Number        Price  Exercisable
    -------------------------------------------------------------------------

    Outstanding
     at December 31, 2003                2,640,000    Cdn$13.02    1,779,000
    Granted                                330,000    Cdn$11.79            -
    Cancelled                             (115,000)   Cdn$13.06      (57,000)
    Vested                                                           161,000
    -------------------------------------------------------------------------
    Outstanding at March 31, 2004        2,855,000    Cdn$12.88    1,883,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The maximum number of shares reserved to be issued for stock options is
    4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at March 31, 2004 is 1,193,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

    The fair value of stock options is estimated at the grant date using the
    Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated:

    -------------------------------------------------------------------------
                                                         Three Month Periods
                                                            Ended March 31,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands)                           2004         2003
    -------------------------------------------------------------------------
    Risk free interest rate                                2.8%         3.0%
    Expected dividend yield                                3.0%         3.2%
    Expected volatility                                     37%          39%
    Expected life of options                            5 years      5 years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Stock options granted prior to January 1, 2003 are not accounted for at fair value. Had these stock options been accounted for at fair value, the
    Company's net income attributable to Class A Subordinate Voting and
    Class B Shares would have been:

    --------------------------------------------------------------------------
                                                         Three Month Periods
                                                            Ended March 31,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands except per
     share figures)                                        2004         2003
    -------------------------------------------------------------------------
    Net income attributable to Class A
     Subordinate Voting and Class B Shares          $    25,653  $    25,598
    Pro forma adjustments for the fair value of
     stock options granted prior to January 1, 2003        (108)        (213)
    -------------------------------------------------------------------------
    Pro forma net income attributable to Class A
     Subordinate Voting and Class B Shares          $    25,545  $    25,385
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Pro forma earnings per Class A Subordinate
     Voting or Class B Share
      Basic                                         $      0.31  $      0.37
      Diluted                                       $      0.27  $      0.29
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    9.  Foreign Exchange
    Selling, general and administrative expenses are net of earnings (losses)
    resulting from foreign exchange of:

    -------------------------------------------------------------------------
                                                         Three Month Periods
                                                            Ended March 31,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands)                           2004         2003
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Foreign exchange income (losses)                $       239  $    (2,632)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    10. Contingencies
    In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

    Ford Motor Company ("Ford") recently updated its Production Purchasing
    Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries
    (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the
    Global Terms, Ford and its "related companies" (collectively the "Ford
    Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the
    Supplier's "related companies". "Related companies" is defined under the
    Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

    Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least
    25% owned entities other than the Decoma Group (collectively the "Magna
    Group").

    Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against
    Decoma and Decoma is not aware of any existing material liability of the
    Magna Group to the Ford Group which could be applied by the Ford Group in such a manner. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity. Any such action by Ford would be contested by Decoma at such time.

    11. Continental Europe Paint Capacity Consolidation Charges
    During the three month period ended December 31, 2003, the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.

    The consolidation will result in severance costs associated with a reduction of the Decoform workforce of 284 employees which were accrued in the three month period ended December 31, 2003.

    Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004.

    A continuity of the severance accrual related to this consolidation plan is as follows:

    (U.S. dollars, in thousands)
    -------------------------------------------------------------------------
    Balance, December 31, 2003                                   $     6,799
    Payments                                                             (50)
    Currency translation                                                (258)
    -------------------------------------------------------------------------
    Balance, March 31, 2004                                      $     6,491
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    12. Convertible Debentures
    On March 27, 2003, the Company issued Cdn$100 million of unsecured, subordinated Convertible Debentures bearing interest at 6.5% and maturing
    March 31, 2010. See note 13 to the Company's annual financial statements for further discussion on the Convertible Debentures.

    13. Other Income
    During the three month period ended March 31, 2003, the Company permanently repatriated $75 million from its United States operations.
    This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totaling $1.4 million, has been included in other income and is not subject to tax.

    14. Segmented Information
    The Company operates in one industry segment, the automotive exteriors business. As at March 31, 2004, the Company had 27 manufacturing facilities in North America and 14 in Europe. In addition, the Company had 8 product development and engineering centres.

    The Company's European divisions operate separately from the Company's
    North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and
    Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and
    Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

    The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

    -------------------------------------------------------------------------

                                     Three Month Period Ended March 31, 2004
    -------------------------------------------------------------------------
    (U.S. dollars in            North
     thousands)               America       Europe    Corporate        Total
    -------------------------------------------------------------------------
    Sales                 $   458,514  $   244,396  $         -  $   702,910
    Inter-segment sales            (6)        (495)           -         (501)
    -------------------------------------------------------------------------
    Sales to external
     customers            $   458,508  $   243,901  $         -  $   702,409
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    16,824  $     7,274  $         -  $    24,098
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating
     income (loss)        $    59,403  $   (10,712) $    (2,091) $    46,600
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income         $      (603) $         -  $         -  $      (603)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net        $    14,102  $     2,074  $   (13,486) $     2,690
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     Held by Magna        $         -  $         -  $     1,212  $     1,212
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net     $   444,838  $   234,343  $         -  $   679,181
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions $    15,168  $    17,040  $         -  $    32,208
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net         $    49,577  $    20,252  $         -  $    69,829
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

                                     Three Month Period Ended March 31, 2003
    -------------------------------------------------------------------------
    (U.S. dollars in            North
     thousands)               America       Europe    Corporate        Total
    -------------------------------------------------------------------------
    Sales                 $   394,798  $   167,348  $         -  $   562,146
    Inter-segment sales          (202)        (801)           -       (1,003)
    -------------------------------------------------------------------------
    Sales to external
     customers            $   394,597  $   166,547  $         -  $   561,143
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    14,174  $     6,146  $         -  $    20,320
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating
     income (loss)        $    53,975  $    (2,812) $    (4,562) $    46,601
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income         $      (429) $         -  $         -  $      (429)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net        $     5,889  $     4,336  $    (7,476) $     2,749
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     Held by Magna        $         -  $         -  $     2,046  $     2,046
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other income
     (note 13)            $         -  $         -  $    (1,387) $    (1,387)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net     $   378,357  $   171,016  $         -  $   549,373
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions $    20,814  $     6,750  $         -  $    27,564
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net         $    46,457  $    18,044  $         -  $    64,501
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    DECOMA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations
    and Financial Position

    Three month periods ended March 31, 2004 and 2003

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A is current as of May 3, 2004 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2004, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2003, included in the Company's Annual Report to
Shareholders for 2003. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com

    Impact of Translation of Foreign Currency Results of Operations into the
    Company's U.S. Dollar Reporting Currency

    -------------------------------------------------------------------------
                                                  Three Month Periods Ended
                                                            March 31,
                                                 ----------------------------
                                                                        %
                                                    2004      2003    Change
    -------------------------------------------------------------------------
    1 Cdn dollar equals U.S. dollars               0.758     0.662     14.5%
    1 Euro equals U.S. dollars                     1.248     1.073     16.3%
    1 British Pound equals U.S. dollars            1.840     1.602     14.9%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its
U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S. dollar amounts of the Company's results of operations.
    The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period.
Throughout this MD&A reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where significant.
    In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of hedging programs employed by the Company, foreign currency transactions in the current period have not been fully impacted by the movements in exchange rates. The Company records foreign currency transactions at the hedged rate.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results. This MD&A makes reference to the impact of these amounts where significant.

    OVERVIEW

    Total sales grew to $702.4 million in the first quarter of 2004 compared to $561.1 million for the first quarter of 2003. Total sales benefited
$63.9 million from translation. Excluding the impact of translation, total sales increased $77.4 million or 14% over the first quarter of 2003 due primarily to the acquisition of certain of Federal Mogul's original equipment automotive lighting operations (the "FM Lighting Acquisition") in the second quarter of 2003 and sales at recent new European facility start ups.
    Excluding other income, diluted earnings per share declined $0.01 in the first quarter of 2004 compared to the first quarter of 2003. This decline is primarily attributable to an increase in the average number of diluted Class A
Subordinate Voting and Class B Shares outstanding due to the issuance in March
2003 of Cdn$100 million of 6.5% convertible unsecured subordinated debentures
(the "Convertible Debentures") and to the issuance of 548,600 Class A
Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the second quarter of 2003.

    RESULTS OF OPERATIONS

    Three Month Periods Ended March 31, 2004 and 2003
    Sales

    -------------------------------------------------------------------------
                                                   Three Month Periods Ended
                                                            March 31,
                                                 ----------------------------
                                                                        %
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes
     (in millions)
      North America                                4.134     4.152        -%
      Western Europe                               4.342     4.279        1%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle (U.S. dollars)
      North America                               $  102    $   87       17%
      Europe                                          52        34       53%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars in millions)
      North America                               $420.7    $359.7       17%
      Europe                                       225.4     146.5       54%
    Global Tooling and Other Sales                  56.3      54.9        3%
    -------------------------------------------------------------------------
    Total Sales                                   $702.4    $561.1       25%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the
Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms. Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

    North America
    North American production sales grew by 17% to $420.7 million in the first quarter of 2004. North American vehicle production volumes were substantially unchanged. However, North American average content per vehicle grew $15 or 17% to approximately $102.
    Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $32.9 million to production sales and
$8 to North American content per vehicle. In addition, the FM Lighting
Acquisition added approximately $18.2 million to production sales and $4 to
North American content per vehicle.

    The remaining net $9.9 million increase in production sales and $3 increase in North American content per vehicle was due to:
    -   new takeover business including fascia programs for the GMX 230
        (Monte Carlo) and certain GMX 210 (Impala) models as well as certain
        General Motors lighting and Ford running board programs;
    -   sales on programs that launched during or subsequent to the first quarter of 2003 including the General Motors GMX 367 (Grand Prix) and the GMX 380 (Malibu) programs;
    -   increased content on the Ford U204 (Escape) refresh program; and
    -   strong volumes on other high content production programs including the General Motors GMX 210 (Impala) and GMX 320 (Cadillac CTS)
        programs, the DaimlerChrysler DR (Ram pickup) program and the Ford
        EN114 (Crown Victoria, Grand Marquis) and various truck programs.

    These increases were partially offset by:
    -   end of production on the DaimlerChrysler LH (Concorde, Intrepid and
        300M) program and start up of  the new Daimler Chrysler LX program in the first quarter of 2004;
    -   lower production volumes as a result of end of production on the Ford
        WIN 126 (Windstar) program and the award of the replacement V229
        (Freestar) fascia program to a competitor; and
    -   lower production volumes on certain other long running high content programs including the Ford U152 (Explorer) programs.

    Europe
    European production sales increased 54% to $225.4 million in the first quarter of 2004 on substantially level production volumes. European average content per vehicle grew $18 or 53% to approximately $52 for the first quarter of 2004. Content growth was driven by the translation of Euro and British
Pound sales into the Company's U.S. dollar reporting currency. This added approximately $23.4 million to European production sales and $5 to European content per vehicle.
    Content growth was also driven by the ramp up of sales at recent new facility start ups including the launch of the VW Group A5 (Golf) program in the fourth quarter of 2003 with fascia production at the Company's new Belplas paint line and front end module assembly and sequencing at the Company's new
Brussels Sequencing Centre; the ramp up of the VW Group T5 (Transit Van)
fascia and front end module assembly and sequencing program at the Company's
Modultec and Formatex facilities in Germany and Poland; and the ramp up of the
DaimlerChrysler Mercedes E Class 4 Matic front end module assembly and sequencing program at the Company's Graz, Austria facility. Sales at these facilities collectively added approximately $52.8 million to production sales and $12 to European content per vehicle.
    The remaining net $2.7 million increase in production sales and $1 increase in content per vehicle are due to a number of factors including an increase in sales at Merplas resulting primarily from increased production volumes on the Jaguar X400 program. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales increased
$5.2 million. Increased sales from other new program launches, including various Audi and Porsche programs, and strong BMW Mini volumes were offset by lower volumes on certain long running high content programs such as the Ford
Mondeo and various Rover programs.

    Global Tooling and Other
    Tooling and other sales on a global basis were substantially unchanged at
$56.3 million for the first quarter of 2004.

    Sales by Customer
    The Company's sales by customer breakdown for the three month periods ended March 31, 2004 and 2003 were as follows:

    -------------------------------------------------------------------------
                                 Three Month Periods     Three Month Periods
                                Ended March 31, 2004    Ended March 31, 2003
                             ------------------------- ----------------------
                                  North                  North
                                America Europe Global  America Europe Global
    Traditional "Big 3" Brands
      Ford                        22.9%   1.8%  24.7%    28.5%   2.0%  30.5%
      GM / Opel / Vauxhall        23.9%   2.2%  26.1%    22.6%   2.1%  24.7%
      Chrysler                     9.9%   0.6%  10.5%    12.2%   1.0%  13.2%
    -------------------------------------------------------------------------
                                  56.7%   4.6%  61.3%    63.3%   5.1%  68.4%
    VW Group                         -   13.4%  13.4%     0.1%   5.6%   5.7%
    Mercedes                         -    6.9%   6.9%       -    9.5%   9.5%
    BMW                            0.3%   1.6%   1.9%     0.7%   1.8%   2.5%
    Ford Premier Automotive
      Group ("Ford PAG")           0.1%   2.4%   2.5%       -    2.0%   2.0%
    Renault Nissan                 1.8%   0.5%   2.3%     1.2%   0.5%   1.7%
    Other                          6.3%   5.4%  11.7%     4.9%   5.3%  10.2%
    -------------------------------------------------------------------------
                                  65.2%  34.8% 100.0%    70.2%  29.8% 100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) Included above are sales
         to Asian new domestics    4.7%   0.3%   5.0%     3.5%   0.1%   3.6%

    The Company continues to grow its sales with original equipment manufacturer ("OEM") customers outside the traditional "Big 3" automotive brands.
    The growth in sales to the VW Group is the result of the launch of the VW
Group T5 (Transit Van) and A5 (Golf) fascia and front end module programs noted above and the recent launch of a number of new Audi programs. Sales to
Mercedes are expected to grow with the launch of both the A Class front end module program in the second half of 2004 at Carmodul with related fascia production at Innoplas and the launch of the Mercedes W/X 164 and V/W 251 programs at Decostar in 2005.

    The Company's largest production sales programs for 2004 in each of North
America and Europe are expected to include:

    North America
    -   Ford U152 (Explorer)
    -   General Motors GMX 210 (Impala)
    -   DaimlerChrysler LX (Concorde, Intrepid and 300M)
    -   DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)
    -   Ford EN114 (Crown Victoria and Grand Marquis)

    Europe
    -   VW Group T5 (Transit Van) (front end module)
    -   VW Group A5 (Golf) (front end module)
    -   DaimlerChrysler Mercedes C Class
    -   Opel Epsilon
    -   VW Group SLW (City Car) (front end module)

    Gross Margin
    Gross margin increased to $124.3 million in the first quarter of 2004 compared to $113.5 million in the first quarter of 2003. As a percentage of total sales, gross margin declined to 17.7% for the current quarter compared to 20.2% for the first quarter of 2003.
    The gross margin percentage in North America declined to 24.2% in the current quarter compared to 24.7% in the first quarter of 2003. The Company's ongoing continuous improvement programs, favourable purchase price variances on net U.S. dollar purchases within the Company's Canadian operations and increased claims for eligible research and development investment tax credits enabled the North American segment to partially offset the impact of OEM price concessions; the start up of the DaimlerChrysler LX program; spending at the
Company's Decostar facility; and operating inefficiencies in the current quarter at two of the Company's trim product plants.
    European gross margin declined to 5.5% in the first quarter of 2004 compared to 9.7% in the first quarter of 2003. The decline in the European gross margin percentage is due primarily to new facility start ups and the growth in front end module assembly and sequencing sales and the lower margins associated with purchased components. In addition to the Company's new Belplas paint line, Brussels Sequencing Centre, Graz, Modultec and Formatex facilities described earlier, the Company completed the acquisition of HDO Galvano und
Oberflachentechnik GmbH ("HDO") during the fourth quarter of 2003. HDO operated a chroming line adjacent to the Company's Idoplas facility in
Germany. This line has been converted to allow for grille chroming and has been integrated into Idoplas' operations. The current quarter was negatively impacted by new chroming line start up and launch costs. European gross margins also continue to be negatively impacted by costs related to the
DaimlerChrysler Mercedes A Class program which will launch in the second half of 2004 including costs to ready Carmodul, the Company's new front end module assembly and sequencing facility, for this launch. Launch costs associated with various new Audi and Porsche programs, OEM pricing concessions and continued operating inefficiencies and other performance issues at the
Company's Prometall facility also negatively impacted gross margin in the quarter. These negative impacts were partially offset by improvements at
Merplas and the Company's paint operations at its Decorate trim facility.
    The competitive environment within the automotive industry continues to cause the Company's customers to increase pressure for price concessions and to finance or absorb more engineering costs related to product design, tooling costs and certain capital and other items. Although the Company has been largely successful in the past in responding to these pressures through improved operating efficiencies and cost reductions, customer pressure for price concessions has intensified in recent quarters. The Company remains highly focused on continuous improvement activities, however, continued
significant incremental price concessions could have further adverse impacts on the Company's gross margin percentage.

    Depreciation and Amortization
    Depreciation and amortization costs increased to $24.1 million for the first quarter of 2004 from $20.3 million for the comparative prior year period. Of this increase, $2.1 million is attributable to the translation of
Canadian dollar, Euro and British Pound depreciation expense into the
Company's U.S. dollar reporting currency. The Company's ongoing capital spending program also contributed to increased depreciation expense including the commencement of depreciation at the Company's new Belplas paint line in the fourth quarter of 2003. These increases were partially offset by a reduction in Sybex depreciation expense as a result of the
United Kingdom impairment charge taken in the fourth quarter of 2003 which is expected to reduce full year 2004 depreciation expense by approximately
$2.5 million. Readers are asked to refer to the Company's MD&A for the year ended December 31, 2003 for further discussion regarding the United Kingdom impairment charge.
    Depreciation as a percentage of total sales declined to 3.4% in the current quarter compared to 3.6% for the first quarter of 2003.
    Depreciation on capital invested at Decostar will not commence until commercial production begins in 2005.

    Selling, General and Administrative ("S,G&A")
    S,G&A costs were $46.3 million for the first quarter of 2004, up from
$40.3 million for the first quarter of 2003. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the
Company's U.S. dollar reporting currency which increased reported S,G&A costs by $4.5 million. This increase was partially offset by a $2.9 million decline in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the
Canadian dollar relative to the U.S. dollar.
    The remaining $4.4 million increase in S,G&A expense is related primarily to the Company's Belplas paint line launch and Brussels Sequencing Centre takeover; the new chrome line start up and launch in Europe; the FM Lighting
Acquisition; and increased costs within the Company's systems integration operation as a result of increased front end and lift gate module program quoting activity.
    The impact of the Company's change in accounting policy to expense stock options granted on or after January 1, 2003 has been applied retroactively and therefore did not contribute to the increase in SG&A expense (readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2004, included elsewhere herein).
    As a percentage of total sales, S,G&A declined to 6.6% for the current quarter compared to 7.2% for the first quarter of 2003.
    In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, treasury, information systems (including wide area network infrastructure and support services) and employee relations services (including administration of Decoma's Employee Equity Participation and Profit Sharing Program), in return for a specific amount negotiated between the Company and Magna. This amount includes an allocated share of the facility and overhead costs dedicated to providing such services. The Company is currently in discussions with Magna with respect to a formal long-term agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S,G&A was $0.7 million compared to $0.9 million for the first quarters of 2004 and 2003, respectively.

    Affiliation and Social Fees
    The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, internal audit services, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technology development initiatives.
    Affiliation fees payable under the affiliation agreement are 1% of
Decoma's consolidated net sales (as defined in the agreement) less a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition.
    In addition, Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including
Decoma.
    Affiliation and social fees expense increased to $7.3 million from $6.2 million for the first quarters of 2004 and 2003, respectively. The increase in affiliation and social fees expense is the result of an increase in consolidated net sales on which the affiliation fees are calculated.
    Affiliation and social fee expense as a percentage of total sales declined to 1.0% in the current quarter compared to 1.1% in the first quarter of 2003 due to the affiliation fee holiday described above on consolidated net sales derived from business acquisitions.

    Operating Income
    -------------------------------------------------------------------------
                                                   Three Month Periods Ended
                                                           March 31,
                                                 ----------------------------
                                                                        %
    (U.S. dollars in millions)                      2004      2003    Change
    -------------------------------------------------------------------------

    Operating Income
      North America                               $ 59.4    $ 54.0       10%
      Europe                                       (10.7)     (2.8)
      Corporate                                     (2.1)     (4.6)
    -------------------------------------------------------------------------
    Total Operating Income                        $ 46.6    $ 46.6       - %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As a percentage of total sales, operating income was 6.6% for the first quarter of 2004 compared to 8.3% for the first quarter of 2003.
    The decline in the corporate segment operating loss is primarily attributable to a $1.9 million reduction in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in
Canada and the strengthening of the Canadian dollar relative to the U.S.
dollar.

    North America
    North American operating income increased to $59.4 million from $54.0 million for the first quarters of 2004 and 2003, respectively. As a percentage of total North American sales, North American operating income was 13.0% in the current quarter compared to 13.7% in the first quarter of 2003.
    The 0.7% decline in North American operating income as a percentage of total sales is the result of:
    -   the 0.5% decline in gross margin explained above; and
    -   a 0.2% increase in S,G&A expenses as a percentage of total sales from
        6.1% in the comparative quarter to 6.3% in the current quarter primarily as a result of increased costs with the Company's systems integration operations and costs as a result of the FM Lighting
        Acquisition.

    Europe
    European operating losses were $10.7 million in the current quarter compared to $2.8 million in the first quarter of 2003.
    European operating income continues to be negatively impacted by efficiency and other performance issues at the Company's Prometall facility.
This is a metal trim facility located in Germany which, amongst other processes, anodizes parts. As a result of a significant increase in business volumes, primarily new Audi business, Prometall's operations were transferred to a new and larger facility in 2003. Prometall continues to incur significant costs to polish and rework anodized parts and continues to outsource a significant volume of anodized production due to a current over capacity condition in anodizing due to anodizing yields being below standard. Although the Company is making some progress in addressing the current operating issues at this facility, progress is slow and a significant improvement in
Prometall's operating losses is not expected in the near term. Operating income at Prometall declined by $4.1 million in the first quarter of 2004 over the comparable prior year period.
    In addition, the Company launched its new Belplas paint line in the fourth quarter of 2003 to service a portion of the production volume on the
VW Group A5 (Golf) program. With the initial start up of the paint line, first run yields are currently well below standard. However, performance is gradually improving. In addition, this paint line has significant open capacity. The Company's continental Europe paint capacity consolidation plan, announced in the fourth quarter of 2003, is expected to significantly improve the utilization of the Belplas paint line in 2005. Readers are asked to refer to the "Continental Europe Paint Capacity Consolidation Plan" section of this
MD&A for further discussion. Operating losses at Belplas, and the related
Brussels Sequencing Centre, increased $5.2 million in the first quarter of
2004 over the comparable prior year period as a result of the issues described above.

    Operating results were also negatively impacted by:
    -   costs associated with various Porsche programs launching at a new assembly and sequencing facility in Zuffenhausen, Germany with fascia and related trim production currently at the Company's Decoform facility and third parties (Decoform Porsche production will be shifted to Belplas as the Company implements its continental Europe paint capacity consolidation plan);
    -   costs associated with the Company's new Formatex moulding, assembly and sequencing facility located in Poland which is currently servicing the VW Group T5 (Transit Van), and preparing to launch the
        SLW (City Car), Polish production programs;
    -   chrome line start up and launch costs; and
    -   costs associated with the DaimlerChrysler Mercedes A Class program which will launch in the second half of 2004 including costs to ready the Company's new Carmodul facility for launch.

    The above costs were offset by:
    -   the ramp up of the Company's Modultec mould in colour, assembly and sequencing facility which was launched in Germany in the fourth quarter of 2002 to supply the VW Group T5 (Transit Van) program and the Company's Graz, Austria assembly and sequencing facility which was launched in the first quarter of 2003 to supply Magna Steyr's
        DaimlerChrysler Mercedes E Class 4 Matic program (the aggregate net change in operating income in the first quarter of 2004 compared to
        2003 at Modultec and Graz, was an improvement of $1.4 million);
    -   improvements at the Company's other European facilities, most notably within the paint operations at its Decorate trim facility in Germany;
    -   lower depreciation expense at Sybex as a result of the United Kingdom impairment charge taken in the fourth quarter of 2003; and
    -   lower operating losses at Merplas which improved to $2.3 million from
        $3.8 million for the first quarters of 2004 and 2003, respectively.
        Adjusting to eliminate the impact of translation of British Pound operating losses into U.S. dollars, Merplas' operating loss improved
        $2.1 million. The improvement is the result of higher sales and the impact of significant performance improvements implemented over the last two years.

    Interest Expense
    Interest expense was substantially unchanged at $2.7 million. Interest capitalized on the Company's Decostar and Belplas paint line projects was
$0.3 million and $0.2 million in the first quarters of 2004 and 2003, respectively.
    Reduced interest expense as a result of the repayment of debt due to
Magna with lower cost bank borrowings was offset by translation of Canadian dollar and Euro interest into the Company's U.S. dollar reporting currency.
The original interest rate on the first and second tranches of Euro denominated debt due to Magna was 7.0%. The first and second tranches were due
October 1, 2002 and October 1, 2003, respectively. However, since the original maturity dates of this debt, the Company, with Magna's consent, had been extending the repayment of this debt at 90 day intervals at market interest rates ranging from 3.14% to 4.29%. This debt was repaid in December 2003 and
January 2004 through draws on the Company's bank credit facility.
    Interest on debt due to Magna and its affiliates and included in reported interest expense amounted to $2.2 million compared to $2.7 million for the first quarters of 2004 and 2003, respectively. The third tranche of Euro denominated debt due to Magna, totalling $87.1 million, continues to be due
December 31, 2004 and bears interest at its original rate of 7.5%. Canadian dollar denominated debt due to Magna totalling Cdn$45.6 million is due
June 30, 2004 and bears interest at 3.07%.

    Amortization of Discount on Convertible Series Preferred Shares
    The Company's amortization of the discount on the portion of the
Convertible Series Preferred Shares held by Magna classified as debt decreased to $1.2 million for the current quarter compared to $2.0 million for the first quarter of 2003. Amortization in 2004 is limited to amortization on the Series
5 Convertible Series Preferred Shares as the Series 4 Convertible Series
Preferred Shares were fully amortized as of December 31, 2003.

    Other Income
    Other income in 2003 of $1.4 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $75 million of the Company's net investment in its United States operations.  This amount was not subject to tax.

    Income Taxes
    The Company's effective income tax rate decreased to 37.2% from 38.0% for the first quarters of 2004 and 2003, respectively. The Company's other income in the first quarter of 2003 was not subject to tax. Excluding other income, the Company's effective tax rate for the first quarter of 2003 was 39.2%.
    The reduction in the Company's effective tax rate is the result of an increase in income generated in lower tax rate jurisdictions and recent business reorganizations which contributed to a reduction in the effective rate, partially offset by an increase in statutory Ontario, Canada tax rates.
    The Company's effective tax rate continues to be high due to Convertible
Series Preferred Share amortization which is not deductible for tax purposes and losses which are not being tax benefited. Cumulative unbenefited tax loss carryforwards, primarily in the United Kingdom, Germany, Belgium and Poland,
total approximately $155 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions. The Company's effective tax rate in future periods could increase if losses in the United Kingdom, Germany, Belgium and Poland grow.

    Net Income
    Net income was substantially unchanged at $27.2 million compared to
$27.1 million for the first quarters of 2004 and 2003, respectively.
    Excluding other income, the Company's net income improved $1.5 million which is primarily attributable to reduced Convertible Series Preferred Share amortization and the lower effective tax rate.

    Financing Charges
    Financing charges on the Convertible Series Preferred Shares held by
Magna (comprised of dividends declared on the Convertible Series Preferred
Shares less the reduction of the Convertible Series Preferred Shares dividend equity component) decreased to $0.5 million for the current quarter from
$1.4 million for the comparable prior year period. The decrease reflects the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares into the Company's Class A Subordinate Voting Shares in August 2003.
    In March of 2003, the Company issued the Convertible Debentures.
Financing charges, net of income tax recoveries, related to the Convertible
Debentures were $1.0 million in the current quarter. Readers are asked to refer to the Company's consolidated financial statements and MD&A for the year ended December 31, 2003 for a discussion of the accounting for the Convertible
Debentures.

    Diluted Earnings Per Share

                                                   Three Month Periods Ended
                                                           March 31,
                                                 ----------------------------
                                                                        %
                                                    2004      2003    Change
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate Voting
     or Class B Share (U.S. dollars)
       Basic                                      $ 0.31    $ 0.38      (18%)
       Diluted                                      0.27      0.30      (10%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate Voting
     and Class B Shares outstanding (in millions)
       Basic                                        83.5      68.1       23%
       Diluted                                     106.3      98.4        8%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in the weighted average number of basic Class A Subordinate
Voting and Class B Shares outstanding is due to the issuance of 14,895,729
Class A Subordinate Voting Shares on conversion of the Series 1, 2 and 3
Convertible Series Preferred Shares during the third quarter of 2003. This transaction negatively impacted basic earnings per share but had no impact on diluted shares outstanding or diluted earnings per share.
    Diluted earnings per share for the current quarter declined to $0.27.
Excluding other income, the Company's diluted earnings per share for the first quarter of 2003 was $0.28. The $0.01 decline in diluted earnings per share excluding other income is primarily attributable to an increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding due to the issuance in March 2003 of the Convertible Debentures and to the
issuance of 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the second quarter of 2003.
    The maximum number of shares that would be outstanding if all of the
Company's stock options, Convertible Series Preferred Shares and Convertible
Debentures issued and outstanding as at March 31, 2004 were exercised or converted would be 109.1 million. Readers are asked to refer to note 7 of the
Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2004, included elsewhere herein, for further discussion.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    Cash Flows for the Three Month Periods Ended March 31, 2004 and 2003
    -------------------------------------------------------------------------
                                                   Three Month Periods Ended
                                                            March 31,
                                                 ----------------------------
    (U.S. dollars in millions)                            2004          2003
    -------------------------------------------------------------------------
    EBITDA
      North America                                   $   76.2      $   68.1
      Europe                                              (3.4)          3.4
      Corporate                                           (2.1)         (4.6)
    -------------------------------------------------------------------------
                                                          70.7          66.9
    Interest, cash taxes and other operating
     cash flows                                          (14.9)        (19.8)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                             55.8          47.1
    Cash generated from (invested in) non-cash
     working capital                                       9.5          (3.5)
    Fixed and other asset spending, net
      North America                                      (15.1)        (20.9)
      Europe                                             (17.7)         (7.1)
    Dividends
      Convertible Series Preferred Shares                 (2.2)         (3.1)
      Class A Subordinate Voting and Class B Shares       (5.8)         (4.1)
    -------------------------------------------------------------------------
    Cash generated and available for debt reduction       24.5           8.4
    Repayments of debt due to Magna                       (3.6)            -
    Net decrease in long-term debt                        (0.6)         (0.3)
    Net decrease in bank indebtedness                    (38.2)        (19.7)
    Issuance of Convertible Debentures                       -          66.1
    Foreign exchange on cash and cash equivalents         (0.5)          2.3
    -------------------------------------------------------------------------

    Net (decrease) increase in cash and cash
     equivalents                                      $  (18.4)     $   56.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company has presented EBITDA as supplementary information concerning the cash flows of the Company and its operating segments. The breakdown of both EBITDA and fixed and other asset spending by segment provides readers with an indication of where cash is being generated and used. The Company defines EBITDA (totalling $70.7 million and $66.9 million in the first quarters of 2004 and 2003, respectively) as operating income ($46.6 million in both the first quarters of 2004 and 2003) plus depreciation and amortization
($24.1 million and $20.3 million in 2004 and 2003, respectively) based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

    Cash Generated and Available for Debt Reduction
    Cash generated from operations and non-cash working capital exceeded capital spending and dividends by $24.5 million for the first quarter of 2004 compared to $8.4 million for the first quarter of 2003.
    The improvement is due primarily to higher EBITDA and to $9.5 million generated from non-cash working capital in the current quarter. The reduction in working capital is due primarily to an increase in days in accounts payable from 46 at the end of the first quarter of 2003 to 51 at the end of the current quarter.
    Increased capital spending and dividends partially offset the favourable impact of cash generated from working capital.

    Investing Activities
    Capital spending on a global basis totalled $32.8 million in the first quarter of 2004.
    Given economic uncertainties throughout 2001 and 2002, the Company eliminated or delayed planned capital spending wherever possible. Due to prior deferrals of previously planned facility upgrade and other process related and improvement projects, capital spending increased in 2003 and will remain high in 2004. In addition, capital spending in 2003 included spending to complete the Belgium paint line, Decostar spending and significant European spending related to new facility and program launches. Spending for 2004 is expected to approximate $151 million. Readers are asked to refer to the "Financial
Condition, Liquidity and Capital Resources - Unused and Available Financing
Resources" section of this MD&A for further discussion.
    Current period capital spending includes continued Decostar spending,
Formatex spending as this facility prepares for the VW Group SLW (City Car)
launch and spending related to the DaimlerChrysler Mercedes A Class program including spending to ready the Company's new Carmodul facility for the launch of this program in the second half of 2004.

    Dividends
    Dividends paid on the Company's Convertible Series Preferred Shares were
$2.2 million for the current quarter down from $3.1 million in the comparative prior year period due to the conversion of the Series 1, 2 and 3 Convertible
Series Preferred Shares into Class A Subordinate Voting Shares in August of
2003, partially offset by the translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.
    Dividends paid in the first quarters of 2004 and 2003 on Class A
Subordinate Voting and Class B Shares were US$0.07 and US$0.06 per share in respect of the three month periods ended December 31, 2003 and 2002, respectively.
    Total dividends paid increased to $5.8 million in the current quarter from $4.1 million in the comparable prior year period due to the increase in the dividend rate and the number of shares outstanding primarily as a result of the Series 1, 2 and 3 Convertible Series Preferred Share conversion.
    Subsequent to March 31, 2004, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and Class B
Share in respect of the three month period ended March 31, 2004.

    Financing Activities
    The $24.5 million excess of cash generated from operations and non-cash working capital over capital spending and dividends was used to repay debt due to Magna of $3.6 million and to reduce bank indebtedness.
    Bank indebtedness declined to $135.4 million at March 31, 2004 compared to $177.3 million at December 31, 2003. Cash and cash equivalents at March 31,
2004 were $75.2 million compared to $93.5 million at December 31, 2003.
    The Company's bank indebtedness is currently drawn substantially in
Canada. However, the Company held cash primarily in jurisdictions other than
Canada at the quarter end. Although there are no long-term restrictions on the flow of funds from one jurisdiction to the other, there may be costs, such as withholding taxes, to move funds between jurisdictions. As a result, the
Company is not always able to immediately apply the cash held in certain jurisdictions against bank borrowings in other jurisdictions.

    Consolidated Capitalization

    -------------------------------------------------------------------------

                                        March 31,        December 31,
    (U.S. dollars in millions)              2004                2003
    -------------------------------------------------------------------------

    Cash and cash equivalents           $  (75.2)           $  (93.5)
    Bank indebtedness                      135.4               177.3
    -------------------------------------------------------------------------
                                            60.2                83.8
    Debt due within twelve months
      Due to Magna, repaid in
       January 2004                            -                 3.5
      Due to Magna June 30, 2004
       (previously due March 31, 2004)      45.6                46.5
      Due to Magna December 31, 2004        87.1                90.6
      Other                                  5.4                 6.0
    -------------------------------------------------------------------------
                                           138.1               146.6
    Long-term debt                          10.5                11.2
    -------------------------------------------------------------------------
    Net Conventional Debt               $  208.8   21.2%    $  241.6   24.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liability portion of Series 4 and 5
     Convertible Series Preferred
     Shares, held by Magna
      Current                           $  148.9            $  150.6
    -------------------------------------------------------------------------
                                        $  148.9   15.1%    $  150.6   15.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Shareholders' equity
      Convertible Debentures            $   67.7    6.9%    $   66.1    6.6%
      Other                                558.7   56.8%       546.3   54.4%
    -------------------------------------------------------------------------
                                        $  626.4   63.7%    $  612.4   61.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Capitalization                $  984.1  100.0%    $1,004.6  100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Convertible Debentures and the Series 4 and 5 Convertible Series
Preferred Shares are convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the
Debentures and Cdn$13.20 per share in the case of the Series 4 and 5
Convertible Series Preferred Shares). The Company's Class A Subordinate Voting
Shares closed at Cdn$12.48 on April 20, 2004, and have traded between
Cdn$10.35 and Cdn$14.95 over the 52 week period ended April 20, 2004. As a result, it is possible that all, or a portion, of the Convertible Debentures and the Series 4 and 5 Convertible Series Preferred Shares will be settled with Class A Subordinate Voting Shares if the holders exercise their fixed price conversion options. The possible conversions of the Company's
Convertible Debentures and Series 4 and 5 Convertible Series Preferred Shares
into Class A Subordinate Voting Shares is reflected in the Company's reported diluted earnings per share.
    Readers are asked to refer to the company's MD&A for the year ended
December 31, 2003 for further discussion on the terms of the Convertible
Series Preferred Shares and Convertible Debentures.
    The Company's Net Conventional Debt to Total Capitalization at March 31,
2004 was 21.2% compared to 24.0% at December 31, 2003. This measure treats the
Company's hybrid Convertible Debenture and Convertible Series Preferred Share
instruments like equity rather than debt given their possible conversion into
Class A Subordinate Voting Shares.
    The Company's Net Conventional Debt plus the liability portions of the
Convertible Series Preferred Shares to Total Capitalization, has improved to
36.3% at March 31, 2004 compared to 39.0% at December 31, 2003. This measure treats the liability portions of the Convertible Series Preferred Shares like debt rather than equity given their possible retraction for cash. The Series 4
Convertible Series Preferred Shares are retractable for cash at Magna's option at any time and the Series 5 Convertible Series Preferred Shares are
retractable commencing December 31, 2004.
    The Company's Net Conventional Debt plus the liability portions of the
Convertible Series Preferred Shares plus the Convertible Debentures to Total
Capitalization was 43.2% at March 31, 2004 compared to 45.6% at December 31,
2003. In addition to the liability portions of the Convertible Series
Preferred Shares, this measure treats the Convertible Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A Subordinate Voting Shares.
    The Canadian Institute of Chartered Accountants (the "CICA") recently amended Handbook Section 3860, "Financial Instruments - Disclosure and
Presentation", to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Convertible Debentures currently presented entirely within equity on the consolidated balance sheet will have to be presented in part as a liability and in part as equity and the related liability carrying costs will be presented as a charge to net income.

    Unused and Available Financing Resources
    At March 31, 2004 the Company had cash on hand of $75.2 million and
$164.6 million of unused and available credit representing the unused and available portion of the Company's $300 million extendible, revolving credit facility. This credit facility expires on May 27, 2004 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.
    Debt, excluding bank indebtedness, that comes due in the next twelve months totals $138.1 million including debt due to Magna of $45.6 million due
June 30, 2004 and $87.1 million due December 31, 2004.
    Since the original maturity of the amount due June 30, 2004, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment date for this debt, there can be no assurance that Magna will do so.
    The Company anticipates that working capital investments, capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2004. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility.
The Company is currently in discussions with its bank syndicate to expand the principal amount, extend the term and favourably amend the financial covenants of its current credit facility. Although the Company expects to successfully secure credit on these terms, there can be no assurance that it will be able to do so. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long-term amortization schedule related to this debt.
    The Company, in conjunction with a number of Magna affiliated companies, has sponsored a finance program for tooling suppliers to finance tooling under construction for the Company. The sponsors have received notice from the lender of its intention to not advance further amounts under this facility.
    Once existing tooling programs currently funded under this facility are concluded, the facility will be terminated. The Company has historically made limited use of this facility. Accordingly, its termination will not have a significant impact on the Company. As at March 31, 2004, $0.3 million had been advanced to tooling suppliers under the Company's portion of this facility which is included in accounts payable.

    Off Balance Sheet Financing
    The Company's off balance sheet financing arrangements are limited to operating lease contracts.
    A number of the Company's facilities are subject to operating leases with
Magna and with third parties. As of December 31, 2003, operating lease commitments for facilities totalled $25.6 million for 2004 including
$13.1 million under lease arrangements with affiliates of Magna. For 2008, total operating lease commitments for facilities are $19.2 million including
$11.9 million under lease arrangements with affiliates of Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.
    The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31,
2003, operating lease commitments for equipment total $8.2 million for 2004.
For 2008, operating lease commitments for equipment totalled $3.3 million.
    Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the
Company will incur capital expenditures to acquire equivalent capacity.

    Ford Production Purchasing Global Terms and Conditions
    Ford Motor Company ("Ford") recently updated its Production Purchasing
Global Terms and Conditions (the "Global Terms") effective for shipments from
Decoma International Corp. ("DIC") and its subsidiaries (collectively the
"Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the Global Terms, Ford and its
"related companies" (collectively the "Ford Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the Supplier's "related companies".
"Related companies" is defined under the Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.
    Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least
25% owned entities (collectively the "Decoma Group") but would not include
Magna and its direct and indirect subsidiaries and at least 25% owned entities other than the Decoma Group (collectively the "Magna Group").
    Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date,
Ford has not attempted to take such action against Decoma and Decoma is not aware of any existing material liability of the Magna Group to the Ford Group which could be applied by the Ford Group in such a manner. If the Ford Group took such an action against Decoma in respect of a material liability of the
Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity. Any such action by Ford would be contested by Decoma at such time.

    Return on Investment
    Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Convertible Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was
19% for three month period ended March 31, 2004 compared to 15% for the year ended December 31, 2003. The conversion of the Series 1, 2 and 3 Convertible
Series Preferred Shares into Class A Subordinate Voting Shares during 2003 and translation, particularly of European net assets into the Company's U.S.
dollar reporting currency, has negatively impacted after tax return on common equity. 2003 was also negatively impacted by the United Kingdom impairment and continental Europe paint capacity consolidation charges.
    Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long-term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

                                 Return on
                               Funds Employed            Funds Employed
                               --------------            --------------
                          Three Month
                         Period Ended  Year Ended             As at
    (U.S. dollars            March 31, December 31,    March 31, December 31,
     in millions)                2004         2003         2004         2003
    -------------------------------------------------------------------------

    North America                 34%          34%    $   684.1    $   721.0
    Europe                       (14%)        (17%)       318.9        312.7
    Corporate                     n/a          n/a         31.9         21.0
    -------------------------------------------------------------------------
    Global                        18%          17%    $ 1,034.9    $ 1,054.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Return on funds employed was 18% in the first quarter of 2004 compared to
17% for 2003. Return on funds employed for 2003 was negatively impacted by the
United Kingdom impairment and continental Europe paint capacity consolidation charges and higher non-cash working capital investments. Increased investments in Europe, particularly with the new Belplas paint line, and in North America at Decostar and translation, particularly of European funds employed into the
Company's U.S. dollar reporting currency, continue to negatively impact return on funds employed.

    CONTINENTAL EUROPE PAINT CAPACITY CONSOLIDATION PLAN

    During the fourth quarter of 2003 the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and
Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.
    The consolidation will result in severance costs associated with a reduction of the Decoform workforce of 284 employees which were accrued in the fourth quarter of 2003.
    Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of
2004.
    A continuity of the severance accrual related to this consolidation plan is as follows:

    (U.S. dollars, in thousands)
    -------------------------------------------------------------------------
    Balance, December 31, 2003                                     $   6,799
    Payments                                                             (50)
    Currency translation                                                (258)
    -------------------------------------------------------------------------
    Balance, March 31, 2004                                        $   6,491
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    ACCOUNTING POLICY CHANGES

    Stock-based Compensation
    As provided for by new accounting recommendations of the CICA, the fair value of stock options granted, modified or settled on or after January 1,
2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. The impact of this accounting policy change on reported net income and earnings per share was not significant. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

    Asset Retirement Obligations
    As provided for by new accounting recommendations of the CICA, the
Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets.
The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.
    These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. The impact of this accounting policy change on reported net income and earnings per share was not significant. However, this policy change did result in an increase in other long-term liabilities of
$3.3 million, an increase in fixed assets of $1.7 million and reductions in future tax liabilities of $0.3 million, the current translation adjustment of
$0.2 million and retained earnings of $1.1 million at March 31, 2004. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

    Separately Priced Tooling Contracts
    The Company adopted CICA Emerging Issues Committee Abstract No. 142,
"Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the
Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production.
EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production.
The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three month period ended March 31, 2004.
    While the application of EIC-142 must be based on the facts and circumstances of new revenue arrangements, the Company anticipates that substantially all of its multiple element arrangements involving the sale of both tooling and subsequent parts production will result in tooling being accounted for on a gross basis as a separate revenue element, which accounting treatment is consistent with the Company's historic revenue recognition practices.

    OTHER SELECTED FINANCIAL INFORMATION

    The Company is required to disclose material changes in its contractual obligations from the amounts disclosed as of December 31, 2003 in the
Company's MD&A for the year ended December 31, 2003. There have been no material changes in the Company's contractual obligations during the first quarter of 2004 that are outside the ordinary course of business.

    FORWARD LOOKING STATEMENTS

    The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks specifically include, without limitation; the Company's reliance on its major
OEM customers; increased pricing concession and cost absorption pressures from the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long-lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; the Company's continued compliance with credit facility covenant requirements; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors;
fluctuations in fuel prices and availability; electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with
Magna; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels;
disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's ability to successfully implement European improvement plans; the cost and timing of completion of the continental Europe paint capacity consolidation plan; the possible conversion of the Company's Convertible Debentures and
Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the
Company's ability to raise necessary future financing; capital spending estimates; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty.
Readers are also referred to the discussion of "Other Factors" set out in the
Company's Annual Information Form dated May 20, 2003, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

    >>

For further information: please contact S. Randall Smallbone, Executive
Vice President, Finance and Chief Financial Officer of Decoma at
(905) 669-2888; For further information about Decoma, please visit the
Company's website at www.decoma.com